UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Pluton Biosciences, LLC

Legal status of issuer

    Form
    Limited liability company

    Jurisdiction of Incorporation/Organization
    Missouri

    Date of organization
    January 17, 2017

Physical address of issuer
312 Planthurst Rd, St. Louis, MO 63119

Website of issuer
https://plutonbio.com

Name of intermediary through which the Offering will be conducted
Nvsted

CIK number of intermediary
0001700730

SEC file number of intermediary
007-00111

CRD number, if applicable, of intermediary
288930

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
5.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
N/A

Name of qualified third party "Escrow Agent" which the Offering will utilize
Prime Trust, LLC

Type of security offered
Convertible notes

Target number of Securities to be offered
Convertible notes with an aggregate principal amount of $75,000.00

Price (or method for determining price)
The principal amount of the convertible note purchased will be the purchase price of such note.

Target offering amount
$75,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$150,000.00

Deadline to reach the target offering amount
May 6, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
Four

	Most recent fiscal year-end	**Prior fiscal year-end***
Total Assets	$57,313.00	$0.00
Cash & Cash Equivalents	$46,404.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$375,000.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$113,179.00	$0.00

*The Company was formed in 2017 and therefore does not have financial information for a fiscal year other than the most recent fiscal year.

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

January 2, 2019

FORM C

Up to $150,000.00

Pluton Biosciences, LLC



Convertible Notes

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Pluton Biosciences, LLC, a Missouri limited liability company (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in convertible notes of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers" or "Investors." The Company intends to raise at least $75,000.00 and up to $150,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $1,000.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "The Offering and the Securities--The Securities". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Nvsted (the "Intermediary"). The Intermediary will be entitled to receive compensation related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$1,000.00	$0	$1,000.00
Aggregate Minimum Offering Amount	$75,000.00	$3,750.00	$71,250.00
Aggregate Maximum Offering Amount	$150,000.00	$7,500.00	$142,500.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act"), and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the U.S. Securities and Exchange Commission annually and post the report on its website at https://plutonbio.com no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, including any payment in full of debt securities or any complete redemption of redeemable securities, or 5) the liquidation or dissolution of the Company.

The date of this Form C is January 2, 2019.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1)   Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2)   Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3)   Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4)   Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5)   Has filed with the U.S. Securities and Exchange Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6)   Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF AND OTHERWISE IN ACCORDANCE WITH THE TERMS OF THE SECURITIES. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

PRIME TRUST, LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the U.S. Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: https://plutonbio.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1)   the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(3)   the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(4)   the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   the Company liquidates or dissolves its business in accordance with state law.

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Pluton Biosciences, LLC is a Missouri limited liability company formed on January 17, 2017.

The Company is located at 312 Planthurst Rd, St. Louis, MO 63119.

The Company's website is https://plutonbio.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

The Company is an assay-based microbial research company who "mines" beneficial microbes from the soil for use in the manufacture of new products in a broad array of industries, including pesticide, agriculture, pharmaceutical, and bioremediation. We call our research platform Micromining™ and have demonstrated it can cost-effectively accelerate the discovery of new microbial-based solutions for licensing to global biosolution producers.

The Offering

Minimum principal amount of convertible notes being offered in the Offering	$75,000.00
Total principal amount of convertible notes outstanding from the Offering (if minimum amount reached)	$75,000.00
Maximum principal amount of convertible notes being offered in the Offering	$150,000.00
Total principal amount of convertible notes outstanding from the Offering (if maximum amount reached)	$150,000.00
Minimum investment amount per investor	$1,000.00
Offering deadline	May 6, 2019
Use of proceeds	See the description of the use of proceeds on page 28 hereof.
Voting Rights	See the description of the voting rights on page 40 hereof.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the discovery of new microbial leads for manufacturers' R&D pipeline. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products can be highly competitive.
We face competition with respect to licensing our discoveries to existing manufacturers for joint development into commercial products. Our competitors include the in-house research divisions at major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior history in research and development of commercially viable products. The major companies may not elect to license our discoveries, opting to rely on their own internal research pipeline. Additionally, in the event a product is jointly developed with a major manufacturer, one of their competitors could introduce a superior product. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to through our joint ventures, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

The Company's success depends on the experience and skill of the board of managers, its executive officers and key employees.
In particular, the Company is dependent on Glendon Schuster, Barry Goldman, Ph.D., Charlie Walch, Kirk Narzinski, Ann Guggisberg, Ph.D., and Diana Beckman, Ph.D. The Company intends to enter into employment agreements with Glendon Schuster, Charlie Walch, Kirk Narzinski, Ann Guggisberg, Ph.D., and Diana Beckman, Ph.D., although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Glendon Schuster, Barry Goldman, Ph.D., Charlie Walch, Kirk Narzinski, Ann Guggisberg, Ph.D., Diana Beckman, Ph.D., or any member of the board of managers, executive officer, key scientist, or key engineer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including patents and trademarks in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has

a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Failure to successfully make new discoveries, license the resultant leads, and/or develop the leads into commercially viable products (either independently or as a licensor in a joint venture) may harm our competitive position.
We depend significantly on the development of commercially viable new products, as well as process technologies, free of any legal restrictions. If we are unsuccessful in developing, jointly or alone, new products or we are unable to implement productive and accurate lab production processes in the future, our competitive position and results of operations may be negatively affected. However, as we invest in new technology, we face the risk of unanticipated operational or commercialization difficulties, including an inability to obtain necessary permits or governmental approvals, the development of competing technologies, failure of experiments or processes to operate in accordance with specifications or expectations, cost over-runs, the unavailability of financing, required materials or equipment and various other factors.

We may implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Product success is subject to the risk of substantial environmental liability and limitations on our discoveries due to environmental laws and regulations.

The products developed from our discoveries are subject to extensive federal, state, local and foreign environmental, health and safety laws and regulations concerning matters such as air emissions, wastewater discharges, solid and hazardous waste handling and disposal and the investigation and remediation of contamination. The risks of substantial costs and liabilities related to compliance with these laws and regulations are an inherent part of a manufacturer's business, and future conditions may develop, arise or be discovered that create substantial environmental compliance or remediation liabilities and costs. Compliance with environmental, health and safety legislation and regulatory requirements may prove to be more limiting and costly than we anticipate. We, or our licensees, may be subject to legal proceedings brought by private parties or governmental authorities with respect to environmental matters, including matters involving alleged property damage or personal injury. New laws and regulations, including those which may relate to emissions of greenhouse gases, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new clean-up requirements could require us or our customers to incur costs or become the basis for new or increased liabilities that could have a material adverse effect on our business, financial condition or results of operations.

We rely on other companies to provide basic research resources for our experiments.

We depend on these suppliers and subcontractors to conduct our lab operations. Our ability to make new discoveries or meet obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in a timely and cost-effective manner.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.

In certain instances, we rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in our research pipeline. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third-party providers, suppliers, and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.

Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers and have a material negative impact on our operations, business, financial results and financial condition.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including interruption of research and damage to our lab equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We create, collect, and store sensitive data, including intellectual property, our proprietary business information and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, which could adversely affect our operating margins, revenues, and competitive position.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology. The uncertainty of intellectual property litigation could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us or a joint venture partner to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us or our joint venture partners to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. In a case where we develop and market our own product, we may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business

15

concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement.

We may incur additional expenses and delays due to technical problems or other interruptions at our own or our joint venture partners' manufacturing facilities.

Disruptions in operations due to technical problems or other interruptions such as floods or fire would adversely affect the manufacturing capacity of facilities producing our licensed products. Such interruptions could cause delays in production and may decrease future orders and/or royalties if delays are persistent. Additionally, in the case where we are producing our own product and to the extent that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and results of operations.

Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.

We depend on various information systems to support our customers' requirements and to successfully manage our business, including the documentation of trade secrets, creation and storage of data with significant IP value, accounting controls, and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

Product liability claims could adversely impact our business and reputation.

Our business exposes us or our joint venture partners to potential product liability risk, as well as warranty and recall claims that are inherent in the design, manufacture, sale, and use of products derived from our discoveries. We license rights to or sell products in industries such as pesticide, agricultural stimulants, pharmaceuticals and bioremediation where the impact of product liability risk is high. In the event products derived from our discoveries actually or allegedly fail to perform as expected and we or our joint venture partners are subject to such claims above the amount of insurance coverage, outside the scope of coverage, or for which we do not have coverage, our results of operations, as well as our reputation, could be adversely affected. Products derived from our discoveries may be subject to recall for performance or safety-related issues. Product recalls subject us to harm to our reputation, loss of current and future customers, reduced revenue and, in the event we are producing our own product, product recall costs. Product recall costs are incurred when we, for a product we elect to manufacture, either voluntarily or involuntarily, recall the product through a formal campaign to solicit the return of specific products due to a known or suspected performance issue. Any significant product recalls of products we elect to manufacture directly could have an adverse effect on our business and results of operations.

We, or our pharmaceutical joint venture partners, face heavy government regulation, and FDA regulatory approval of our products is uncertain.

The research, testing, manufacturing and marketing of drug products such as those derived from discoveries we may make, are subject to extensive regulation by federal, state and local government authorities, including the FDA. To obtain regulatory approval of a product, we or our JV partners must demonstrate to the satisfaction of the applicable regulatory agency that, among other things, the product is safe and effective for its intended use. In addition, we or our JV partners must show that the manufacturing facilities used to produce the products are in compliance with current Good Manufacturing Practices regulations (cGMP). The process of obtaining FDA and other required regulatory approvals and clearances will require us or our licensees to expend substantial time and capital. Despite the time and expense expended, regulatory approval is never guaranteed. The number of preclinical and clinical trials that will be required for FDA approval varies depending on the drug candidate, the disease or condition that the drug candidate is in development for, and the requirements applicable to that particular drug candidate. The FDA can delay, limit or deny approval of a drug candidate for many reasons, including that:

* a drug candidate may not be shown to be safe or effective;

* the FDA may not approve our manufacturing process;

* the FDA may interpret data from preclinical and clinical trials in different ways than we do; and

* the FDA may not meet, or may extend, the Prescription Drug User Fee Act date with respect to a particular New Drug Application.

For example, if certain of our own or our JV partners' methods for analyzing our trial data are not accepted by the FDA, products derived from our discoveries may fail to obtain regulatory approval for our product candidates. Moreover, if and when these products do obtain marketing approval, the marketing, distribution and manufacture of such products would remain subject to extensive ongoing regulatory requirements. Failure to comply with applicable regulatory requirements could result in warning letters, fines, civil penalties, injunctions, recall or seizure of products, total or partial suspension of production, refusal of the government to grant future approvals, withdrawal of approvals, or criminal prosecution.

Any delay or failure by us or our licensees to obtain regulatory approvals for our product candidates could diminish competitive advantages and would adversely affect the marketing of products derived from our discoveries.

With regard to drug candidates, if any, approved by the FDA or by another regulatory authority, we or our licensees are held to extensive regulatory requirements over product manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion and record keeping. Regulatory approvals may also be subject to significant limitations on the indicated uses or marketing of the drug candidates. Potentially costly follow-up or post-marketing clinical studies may be required as a condition of approval to further substantiate safety or efficacy, or to investigate specific issues of interest to the regulatory authority. Previously unknown problems with the drug candidate, including adverse events of unanticipated severity or frequency, may result in restrictions on the marketing of the drug, and could include withdrawal of the drug from the market. Such events, whether we manufacture the drug or license the manufacture to a JV partner, could result in reduced revenue to our Company.

In addition, the law or regulatory policies governing pharmaceuticals may change. New statutory requirements may be enacted or additional regulations may be enacted that could prevent or delay regulatory approval of drug candidates derived from our discoveries. We cannot predict the likelihood, nature or extent of adverse government regulation that may arise from future legislation or administrative action, either in the United States or elsewhere. If we, or our JV partners, are not able to maintain regulatory compliance, we, or our JV partners, might not be permitted to market drugs derived from our discoveries and our business could suffer.

New product development involves a lengthy, expensive and complex process.
We, or our licensees, may be unable to develop or commercialize any of the product candidates we are currently researching. Moreover, even if such candidates are developed successfully, they may be subject to significant regulatory review, approval and other government regulations. We are currently conducting research and development on a new class of biopesticides using a non-Cry mode of action to kill a broad range of insects, including mosquitoes, that harm human health or damage the crops humans rely on for sustenance. There can be no assurance that products derived from our discoveries will be developed or commercialized successfully. New product development involves a lengthy, expensive and complex process and we currently have only one fully validated target, the Aedes aegypti mosquito. In addition, before we can commercialize any new product candidates, we, or a licensee, will need to:

* conduct substantial research and development;

* conduct validation studies;

* expend significant funds;

* develop and scale-up laboratory processes; and

* obtain regulatory approval and acceptance of product candidates.

This process involves a high degree of risk and takes several years. Product development efforts may fail for many reasons, including:

* failure of the product at the research or development stage; and

* lack of field trial or clinical validation data to support the effectiveness of the product.

Few research and development projects result in commercial products, and perceived viability in early field and clinical trials often is not replicated in later studies. At any point, we, or our licensee, may abandon development of a product candidate or may be required to expend considerable resources repeating clinical trials, which would adversely impact the timing for generating potential revenues from those product candidates.

Our research and development efforts may not succeed in developing commercially successful products and technologies, which may limit our ability to achieve profitability.
The Company is positioned to be an early-stage research company in the biotech R&D pipeline. As such, the discovery of new "Development Ready Leads" from our research in the soil microbiome is

critical to our success. The Company must continue to conduct exploratory research to develop leads for new products. To accomplish this, we must commit much of the Company's efforts, funds, and other resources to early-stage research. A high rate of failure is inherent in the research and development of new products and technologies. Any such expenditures that we make will be made without any assurance that our efforts will be successful. Failure can occur at any point in the process, including after significant funds have been invested.

Regardless of whether field or clinical trials are deemed to be successful, promising new product candidates may fail to reach the market or may only have limited commercial success because of efficacy or safety concerns, failure to achieve positive outcomes, inability to obtain necessary regulatory approvals or satisfy regulatory criteria, limited scope of approved uses, excessive costs to manufacture, the failure to establish or maintain intellectual property rights, or infringement of the intellectual property rights of others.

Even if we successfully develop new products or enhancements, either on own or with our joint venture partners, they may be quickly rendered obsolete by changing customer preferences, changing industry standards, or competitors' innovations. Innovations may not be quickly accepted in the marketplace because of, among other things, entrenched purchasing patterns practice. We cannot state with certainty when or whether any future products derived from our leads will be launched or whether any products will be commercially successful. Failure to launch, either through our own efforts or those of our licensees, successful new products or new indications for existing products may cause our products to become obsolete, which may limit our ability to achieve profitability.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Glendon Schuster, Barry Goldman, Ph.D., Charlie Walch, Kirk Narzinski, Ann Guggisberg, Ph.D., and Diana Beckman, Ph.D. in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of the persons listed above dies or becomes disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such a person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S. and potentially in various foreign jurisdictions.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals

and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Form C entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

We are dependent on our collaborative agreements for the development of products and business development, which exposes us to the risk of reliance on the viability of third parties.
In conducting our research and development activities, we currently rely, and will in the future rely, on collaborative agreements with third parties such as manufacturers, contract research organizations, commercial partners, universities, governmental agencies and not-for-profit organizations for both strategic and financial resources. The loss of, or failure to perform by us or our partners under, any applicable agreements or arrangements, or our failure to secure additional agreements for other products in discovery, would substantially disrupt or delay the development and commercialization activities of the Company's discoveries. Any such loss would likely increase our expenses and materially harm our business, financial condition and results of operation.

Risks Related to the Securities

The Securities will not be freely tradable under federal securities law until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. In addition, the Securities may not be transferred without the Company's written consent, except in limited circumstances.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof. In addition, you may not transfer the Securities without the Company's written consent, except in the limited circumstances set forth in the Securities.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A portion of the proceeds from the Offering will used to repay obligations of the Company currently in arrears.
These proceeds will not be available for the ongoing operations of the Company but will instead be paid to creditors for amounts which are currently overdue.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the current owners of 20% or more of the Company's outstanding units of membership interest beneficially own more than 67% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Missouri law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

The Securities will be effectively subordinate to any of our debt that is secured.

The Securities will be unsecured, unguaranteed obligations of the Company and will be effectively subordinated to any present or future secured debt obligations that we may incur in the future to the extent of the value of the assets securing that debt. The effect of this subordination is that if we are involved in a bankruptcy, liquidation, dissolution, reorganization or similar proceeding, or upon a default in payment on, or the acceleration of, any of our secured debt, if any, our assets that secure debt will be available to pay obligations on the Securities only after all debt under our secured debt, if any, has been paid in full from those assets. Holders of the Securities will participate in any remaining assets ratably with all of our other unsecured and unsubordinated creditors, including trade creditors. We may not have sufficient assets remaining to pay amounts due on any or all of the Securities then outstanding.

We are permitted to incur more debt, which may increase our risk of the inability to pay interest and principal on the Securities when it comes due.
We are not restricted from incurring additional secured or unsecured debt or other liabilities. If we incur additional debt or liabilities, your security may be subordinate to the payment of principal or interest on such other future debt and our ability to pay our obligations on the Securities could be adversely affected. We expect that we will from time to time incur additional debt and other liabilities. In addition, we are not restricted from paying dividends or issuing or repurchasing our equity interests.

The provisions of the Securities relating to a liquidation event or change of control transactions will not necessarily protect you.
The provisions in the Securities will not necessarily afford you protection in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving us. These transactions may not involve a "liquidation event" or "change of control" which would to trigger these protective provisions. Except in certain circumstances, the Securities will not permit the holders of the Securities to require us to repurchase the Securities in the event of a takeover, recapitalization or similar transaction.

We may not be able to repurchase all of the Securities upon a liquidation event or change of control repurchase event.
Upon the occurrence of events constituting a liquidation event or change of control, we will be required to offer to repurchase the Securities. We may not have sufficient funds to repurchase the Securities in cash at such time or have the ability to arrange necessary financing on acceptable terms. In addition, our ability to repurchase the Securities for cash may be limited by law or the terms of other agreements relating to our indebtedness outstanding at the time.

We may not be able to generate sufficient cash flow to meet our interest payment obligations on the Securities.
Our ability to generate sufficient cash flow from operations to make scheduled interest payments on the Securities will depend on our future financial performance, which will be affected by a range of economic, competitive, and business factors, many of which are outside of our control. The Company will be in default if it is unable to pay interest or principal when due, which could force us to discontinue our business. If we do not generate sufficient cash flow from operations, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments, or seeking to raise additional capital. We cannot assure you that any refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds realized from those sales, or that additional financing could be

obtained on acceptable terms, if at all, or would be permitted under the terms of the agreements governing our indebtedness then outstanding. Our inability to generate sufficient cash flow to satisfy our interest payments on the Securities would severely negatively impact your investment in the Securities.

You will not have a vote or influence on the management of the Company.
Substantially all decisions with respect to the management of the Company will be made exclusively by the officers, managers or employees of the Company. You, as a Purchaser, will have a very limited ability to vote on issues of Company management and will not have the right or power to take part in the management of the Company and will not be represented on the board of managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

Your right to receive payments on the Securities is possibly junior to future borrowings.
The Securities rank equally with the other convertible notes of the Company previously issued. behind all of our existing and future senior indebtedness. If the Maximum amount is raised, after giving effect to this Offering, the Company will have $525,000 of outstanding indebtedness. The Company is raising up to $1,000,000 of Convertible Notes pursuant to a separate concurrent offering under Regulation D, which would be in addition to the amount in the preceding sentence. We will be permitted to borrow substantial additional indebtedness, including senior debt, in the future. As a result of this subordination, upon any distribution to our creditors in a bankruptcy, liquidation or reorganization or similar proceedings relating to us, the holders of our senior debt will be entitled to be paid in full in cash before any payment may be made with respect to the Securities.

In addition, all payments on the Securities will likely be blocked in the event of a payment default on any senior debt.

You have limited opportunities to convert your Securities into preferred equity.
You will only be able to convert your Securities into preferred equity of the Company upon the occurrence of one or more of the following events: upon the (i) maturity of your Securities; (ii) occurrence of certain events as set forth in the Securities (please see the section entitled "The Offering and The Securities" below for more information about such events); or (iii) a change of control of the Company. There are no other events which will trigger your right to convert your Securities and you should factor that into your criteria for determining whether an investment in the Securities is appropriate for you.

Debt holders have priority over members in the event of the Company's bankruptcy or liquidation.
In the event of our bankruptcy or liquidation, debt holders, will have priority to the Company's assets prior to any preferred or common members receiving any assets upon liquidation. After repayment of all indebtedness, the Company may not have any assets to distribute to members.

Dilution.
The conversion price of the preferred equity, which shall be determined by the Company (please see the section entitled "The Offering and The Securities" below for more information on the determination of conversion price), may be substantially higher than the pro forma net tangible book value per unit of the Company's outstanding preferred units of membership interest at the time of conversion. As a result, you may incur immediate and substantial dilution in the per unit net tangible

book value of your units of preferred equity when you convert. Additionally, if the Company issues additional units of preferred equity in the future, you may experience further dilution.

The Company intends to be taxed as a partnership.
The Company intends to be classified as a partnership for tax purposes and, as a consequence, the Company's members are responsible for paying taxes on the Company's income, generally in proportion to their ownership of the Company's equity securities. You should consult a tax advisor, to the extent you have deemed such consultation necessary, in order to analyze the effect of the Company's status as a partnership for tax purposes on your particular tax and financial situation.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS AND ANTICIPATED BUSINESS PLAN OF THE COMPANY

Description of the Business

The Company is an assay-based microbial research company who "mines" beneficial microbes from the soil for use in the manufacture of new products in a broad array of industries, including pesticide, agriculture, pharmaceutical, and bioremediation. We call our research platform Micromining™ and have demonstrated it can cost-effectively accelerate the discovery of new microbial-based solutions for licensing to global biosolution producers.

Business Plan

The Company is an assay-based microbial research company. We explore the most diverse ecosystem in the world: the soil underneath our feet. In every handful of soil, billions of bacteria, fungi, and viruses live and die competing for the resources in the dirt around them. Incredibly, the microbial world is a mostly unexplored scientific frontier – to date, only one in a million of the estimated trillion species of microbes have been characterized. The Company deploys a suite of research tools to deterministically discover beneficial microbes from the soil for use in the manufacture of new biorational products impacting pest control, human health, drug resistance, bioremediation, and development of biostimulants. We call our research platform Micromining™ and have demonstrated it can cost-effectively accelerate the discovery of new microbial-based solutions. The Company's business plan is to license our discoveries to global biosolution producers through joint development agreements. As we add discoveries and execute licenses, we anticipate adding subscriptions to our microbiome library, the Company's machine learning enhanced database generated from our targeted discoveries in the soil microbiome. Prospective customers are primarily chemical and biologic manufacturers or users of their products. Market Verticals for our discoveries include pesticide, agriculture, pharmaceutical, and bioremediation manufacturers. The Company is positioned in the market as an early-stage research platform in the biotech R&D pipeline. Our funding strategy is strategic. After crowdfunding is raised, the Company will seek to partner with corporate venture groups, venture capitalists with biotech platform investment expertise, and solicit non-equity grants from foundations and governmental entities.

The Company's Products and/or Services

Product / Service	Description	Current Market
Larvicide	Discovered two new bacteria (PLU1 and PLU2) with insecticidal properties to use as basis for new biopesticide	Mosquito Vector Control
Broad spectrum Biopesticide	Testing the Company's microbial discoveries against larvae of moths, beetles, and piercing/sucking insects.	Agricultural Pest Control

The Company intends to market PLU1 and PLU2 to manufacturers of mosquito larvicides and non-governmental organizations engaged in mosquito vector control. The Company is currently exploring an academic collaboration with the Aerosol and Air Quality lab at Washington University to formulate a nano-propellant larvicide. The Company has executed a screening license with a biopesticide manufacturer to test new non-Cry toxin spore-forming bacteria for efficacy against three distinct classes of agricultural pests (Lepidopterans, Coleopterans, and Hemipterans). The Company expects to use Offering proceeds to help manufacturers to test and formulate novel bacteria into new biopesticides.

The Company provides our discoveries to global biosolution producers for testing through screening licenses. If the manufacturer finds our "leads" to be commercially viable, they enter into a royalty-bearing commercial license with the Company. The Company anticipates being paid milestone fees at the execution of licenses (screening and commercial), submission for regulatory approval, and successful registration and sale of new product. Once a product goes on sale, the Company will receive royalties on future sales, typically for up to 20 years. Additionally, customers can engage the Company in directed discovery efforts, wherein the manufacturer pays an upfront fee to direct the Company's research efforts towards an agreed upon objective. Such joint ventures typically contain milestone fees and royalty streams in addition to the upfront fee for directed research.

Competition

The Company's primary competitors in the pest and agriculture sector are: AgBiome, BioConsortia, Boost Biomes, Marrone Bio Innovations and New Leaf Symbiotics. The Company's primary competitors in the pharmaceutical sector are: Ginkgo Bioworks, Hexagon Bio and Lodo Therapeutics.

The Company is engaged in early-stage microbial research, a highly specialized niche of the chemical and biologic manufacturing sector. Other competitors in this niche are primarily start-up ventures or in-house discovery teams at major manufacturers. We believe that the principal competitive factors in early-stage microbial research include: skills and capabilities of scientists and engineers; quality of assay design and selection expertise; automation of rote lab processes; granular data capture through the use of accurate lab information management systems; access to high throughput genetic sequencing; computational bioinformatics expertise; ability to leverage omic-discovery algorithms through machine learning and AI; and expertise protecting the resulting intellectual property. The Company's management is confident our founders, employees, key vendors, and advisors possess the skills required for the Company to compete successfully as an early-stage research venture. Access to sufficient capital will positively influence but not ensure the success of the Company in making and marketing novel microbial discoveries.

Supply Chain and Customer Base

Although most lab and computing supplies essential to the Company's business are generally available from multiple sources, research targets such as pests can be available from single or limited sources. At times, shortages of research targets can lead to delays in conducting experiments, thereby slowing the discovery of new microbial leads to license to biosolution producers. Such shortages, therefore, could materially adversely affect the Company's financial condition and operating results.

We anticipate our revenues will be derived primarily from joint development agreements with global biosolution producers who manufacture chemical or biologic-based products. These include companies in the pesticide, agriculture, pharmaceutical, and bioremediation industries. Smaller manufacturers, especially start-ups targeted at producing biologic alternatives to current chemistry-based products, could become significant customers. Governments, government agencies, foundations, and university research labs are potential customers. The Company currently has executed one screening license with Terramera, a startup biopesticide manufacturer.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
62/XXX,XXX	Insect Inhibitory Microbial Compositions	Compositions comprising insect inhibitory			United States

	and Related Methods	microbial cultures and strains, methods of using the compositions to inhibit insects, and methods of making the compositions are provided.			

Trademarks

Application or Registration#	Goods / Services	Mark	File Date	Registration Date	Country
87333326	040 - Biomanufacturing for others, namely, manufacturing of pharmaceuticals using biological organisms in the manufacturing process	Pluton Biosciences	September 5, 2017		United States
87333319	040 - Biomanufacturing for others, namely, manufacturing of pharmaceuticals using biological organisms in the manufacturing process	MICRO-MINING NATURE'S SOLUTIONS	August 15, 2017		United States

Governmental/Regulatory Approval and Compliance

The Company conducts early-stage discovery and basic research. At this stage of research, the level of regulatory oversight is dependent on the chosen research target. The Company's current and planned targets require no special license to be researched, however, they do require approval to be used as products from the Environmental Protection Agency in the United States. For use outside the U.S., regulatory approval will need to be sought from similar agencies in other countries and the European Union. The perceived difficulty of acquiring regulatory approval will affect the terms and pricing arrived at in joint venture agreements executed with our customers. Moreover, delays in or withholding of regulatory approval of products granted royalty-bearing commercial licenses from the Company's microbial discoveries can negatively impact the Company's financial results. Certain research targets will require additional regulatory oversight due to the handling risk inherent in experiments involving toxins dangerous to human and/or environmental health. The Company's research roadmap does not anticipate conducting hazardous experiments with proceeds from this Offering. Soil samples comprise the Company's primary source for discovery leads. Soil samples can be procured without a license from commercial vendors or private individuals, provided that samples from private individuals come from the same state the Company's research labs are located. The Food and Drug Administration requires a special transport license to obtain soil samples from private individuals outside the state where the Company's research labs are located. The Company has not as of yet obtained the requisite license to receive out of state soil sample from private individuals. The Company anticipates filing for and receiving the license upon the successful conclusion of this Offering. Should license not be granted, the Company's ability to "crowdsource" soils will be limited, thereby potentially reducing the number of novel discoveries made.

Litigation

There is no litigation pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 312 Planthurst Rd, St. Louis, MO 63119

The Company has the following additional addresses: CIC@CET, 20 S. Sarah St, St. Louis, MO 63108

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the intended use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	3.33%	$2,500	1.67%	$2,500
Campaign marketing expenses or related reimbursement	15.33%	$11,500	10.67%	$16,000
Estimated Attorney Fees	4.00%	$3,000	2.00%	$3,000
Estimated Accountant/ Auditor Fees	6.67%	$5,000	3.33%	$5,000
General Marketing	2.67%	$2,000	1.33%	$2,000
Equipment Purchases	6.67%	$5,000	33.33%	$50,000
Future Wages	33.33%	$25,000	16.67%	$25,000
Repayment of obligations in arrears	20.00%	$15,000	10.00%	$15,000
General Working Capital	8.00%	$6,000	21.00%	$31,500
Total	**100.00%**	**$75,000**	**100.00%**	**$150,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of this Offering and are due in advance of the closing of this Offering.

The Company does have discretion to alter the use of proceeds as set forth above. Also, the Company may alter the use of proceeds if other convertible notes are raised from investors in a separate Regulation D offering being held during the same time period as this Offering.

MANAGERS, OFFICERS AND EMPLOYEES

Managers

The managers of the Company are listed below, along with all positions and offices held at the Company, their principal occupation and employment responsibilities for the past three years and their educational background and qualifications.

Name

Glendon Schuster

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Member of the Board of Managers (July 2018 to present).

Chief Technology Officer (November 2018 to present).

Principal occupation and employment responsibilities during at least the last three years with start and ending dates

Founder and principal of Skrymir Data Strategies (July 2017 to present). Consults customers on corporate data strategy and monetization opportunities.

Senior Vice President and Chief Technology Officer of Centene Corporation (2008 to 2017). Led application development, governance and infrastructure for current 1,200-person IT team. Led corporate business development for all IT and operations. Developed and implemented IT and operations growth strategy.

Education

Washington University, Olin Business School Executive MBA.

University of Illinois, B.S. Electrical Engineering.

Name

Barry Goldman

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Member of the Board of Managers (January 2017 to present).

Science Advisor (January 2017 to present).

Principal occupation and employment responsibilities during at least the last three years with start and ending dates

Vice President, Head of Discovery of Indigo (October 2016 to present). Responsible for a high throughput discovery pipeline identifying endophytic microbes to improve crop yields.

Microbial Discovery Lead of Monsanto Company (September 2015 to October 2016). Responsible for all microbial and gene discovery for the biotechnology pipelines.

Computational Biology Lead and multiple leadership roles of Monsanto Company (1999 to 2016).

Education

University of Utah, Ph.D. Biology.

University of Washington, B.S. Botany Major.

Name

Charlie Walch

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Member of the Board of Managers (January 2017 to present).

Chief Executive Officer (January 2017 to present).

Principal occupation and employment responsibilities during at least the last three years with start and ending dates

Chief Executive Officer of Pluton Biosciences, LLC (January 2017 to present). Focuses on establishing a marketable product and generating a favorable return for investors. Current emphasis is on building out the Company's team and raising investment capital.

Chief Strategy Officer of 1st Choice Delivery, LLC (May 2017 to February 2018). After the sale of 1st Choice Courier and Distribution in May 2017, assisted the company in transition to new ownership. Primary strategic initiative as Chief Strategy Officer was to evaluate the IT infrastructure and prepare the blueprint for the IT department to follow.

Chief Strategy Officer and President of 1st Choice Courier and Distribution (June 2015 to May 2017). Devised and implemented company strategy, both short and long-term. Designed route network, developed new business and oversaw management of over 400 staff members.

President and founder of 1st Choice Courier and Distribution (2001 to 2015).

Education

Kenyon College, B.A. History Major with High Honors and Distinction.

Officers

The officers of the Company are listed below, along with all positions and offices held at the Company, their principal occupation and employment responsibilities for the past three years and their educational background and qualifications.

Name

Glendon Schuster

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Member of the Board of Managers (July 2018 to present).

Chief Technology Officer (November 2018 to present).

Principal occupation and employment responsibilities during at least the last three years with start and ending dates

Founder and principal of Skrymir Data Strategies (July 2017 to present). Consults customers on corporate data strategy and monetization opportunities.

Senior Vice President and Chief Technology Officer of Centene Corporation (2008 to 2017). Led application development, governance and infrastructure for current 1,200-person IT team. Led corporate business development for all IT and operations. Developed and implemented IT and operations growth strategy.

Education

Washington University, Olin Business School Executive MBA.

University of Illinois, B.S. Electrical Engineering.

Name

Charlie Walch

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Member of the Board of Managers (January 2017 to present).

Chief Executive Officer (January 2017 to present).

Principal occupation and employment responsibilities during at least the last three years with start and ending dates

Chief Executive Officer of Pluton Biosciences, LLC (January 2017 to present). Focuses on establishing a marketable product and generating a favorable return for investors. Current emphasis is on building out the Company's team and raising investment capital.

Chief Strategy Officer of 1st Choice Delivery, LLC (May 2017 to February 2018). After the sale of 1st Choice Courier and Distribution in May 2017, assisted the company in transition to new ownership. Primary strategic initiative as Chief Strategy Officer was to evaluate the IT infrastructure and prepare the blueprint for the IT department to follow.

Chief Strategy Officer and President of 1st Choice Courier and Distribution (June 2015 to May 2017). Devised and implemented company strategy, both short and long-term. Designed route network, developed new business and oversaw management of over 400 staff members.

President and founder of 1st Choice Courier and Distribution (2001 to 2015).

Education

Kenyon College, B.A. History Major with High Honors and Distinction.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Missouri law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has four employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Class A Common Units
Number outstanding	1,040,816
Voting Rights	One vote per unit held on matters on which the members of the Company have a right to vote.
How this security may limit, dilute or qualify the Securities issued pursuant to this Offering	The Securities will convert into equity securities of the Company that may be senior to or pari passu with the Class A Common Units.
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities).	100% In addition, the Company has an equity incentive pool of 150,000 units of membership interest that it expects to issue to employees, consultants and advisors. Out of such pool, the Company has committed to grant to members of its advisory board options to purchase units of membership interest representing in the aggregate 1.5% of the Company immediately following the closing of the Company's first equity financing.

Type of security	Convertible Notes
Principal Amount outstanding	$375,000.00
Voting Rights	No voting rights until converted into equity securities of the Company.
How this security may limit, dilute or qualify the Securities issued pursuant to this Offering	The convertible notes issued in 2017-18 will convert into equity securities at the same time with the notes being offered in this Offering; thus the total number of units of membership interest outstanding will increase at conversion.
Percentage ownership of the Company by the holders of such securities (assuming	0.0%

conversion prior to the Offering if convertible securities).	

There are no differences not reflected above or in the express terms of the Securities, between the Securities and each other class of security of the Company.

Indebtedness

The Company has the following debt outstanding:

Type of debt	Convertible Notes
Name of creditor	Private Accredited Investors
Principal Amount outstanding	$375,000.00
Interest rate and payment schedule	6%, payable at maturity or conversion
Amortization schedule	Simple interest, payable at maturity or conversion
Describe any collateral or security	Unsecured
Maturity date	December 31, 2020
Other material terms	Convertible at maturity into a senior security at the capped conversion price if no qualified financing event has occurred prior to the maturity date. Automatically converts at the lower of the capped conversion price or 80% of the unit price paid by investors in cash in the qualified financing event.

Following the Offering, the total principal amount of outstanding indebtedness of the Company will be $450,000 if the Minimum Amount is raised and $525,000 if the Maximum Amount is raised. The Company is raising up to $1,000,000 of Convertible Notes pursuant to a separate concurrent offering under Regulation D, which would be in addition to the amounts in the preceding sentence.

Prior Exempt Offerings

The Company has conducted the following prior exempt securities offerings in the past three years:

Security Type	Principal Amount of Notes Issued	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Notes	$150,000.00	Run Micromining Proof of Concept. Target Aedes aegypti mosquito (disease vector). Experiment successful - found two novel microbial pests to kill mosquito targeted.	February 18, 2017	Section 4(a)(2)
Convertible Notes	$225,000.00	To bridge operational funding until discovery marketed/monetized and/or additional money raised in Seed round.	April 17, 2018	Section 4(a)(2)

Principal Security Holders

A majority of the Company is owned by Barry Goldman, Charlie Walch, Ann Guggisberg, and Kirk Narzinski.

Below, the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the percentage of voting equity securities they own.

Name	Percentage Owned Prior to Offering
Barry Goldman	39.9%
Charlie Walch	27.4%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Results of Operations

We are a pre-revenue company and our primary expenses consist of professional fees, research salaries, rental of lab space, lab equipment and supplies, high throughput sequencing of DNA, and legal fees to protect intellectual property. We signed our first screening license on July 16, 2018, generating an upfront fee for transferring research materials to be screened as potentially commercially viable biopesticides.

The Company does not expect to achieve profitability in the next 12 months. Our objectives in 2019 are to a) engage founding team full-time in the business; b) formulate and market a sprayable mosquito larvicidal; c) discover new microbes/modes of actions to combat agricultural pests; d) upgrade our lab facility and procure lab automation equipment; e) increase sequencing of screened samples; and f) build-out the architecture of our microbiome database and Lab Information Management System ("LIMS"). If we achieve all these objectives by the end of 2019, we anticipate the Company will be positioned to generate revenues in 2020 in excess of $500,000.

Liquidity and Capital Resources

The Offering proceeds are important to our operations. While not dependent on the Offering proceeds, the influx of capital will assist in the achievement of our next milestones and expedite the realization of our business plan, specifically to assist in engaging founding members full-time, build out our microbe data library and LIMS program.

The Company has the following sources of capital in addition to the proceeds from the Offering: The Company has begun raising additional funds through a Regulation D private raise targeted to accredited investors who desire to invest at least $30,000 in the Company. The terms of the notes offered in such offering will be identical to the Securities with one exception: the Regulation D investors will not have to assign their investment proxies over to a designated lead investor.

Capital Expenditures and Other Obligations

The Company intends to invest in lab automation equipment and access to cloud computing. These capital expenditures will enable faster and broader exploration of the soil microbiome for efficacious discoveries.

Material Changes and/or Trends

Since reviewed financial statements were issued for the quarter ending June 30, 2018, three material changes have occurred at the Company:

1. Additional convertible notes in the aggregate principal amount of $145,000 were issued, bringing the total amount of convertible notes outstanding to $375,000 in aggregate principal amount.
2. Between September and November 2018, the Company increased its payroll. Three founders (Ann Guggisberg, Charlie Walch, and Diana Beckman) began drawing salaries from the Company. Additionally, Glen Schuster was hired as our Chief Technical Officer.
3. The Company generated revenue and acquired its first customer. In July 2018, the Company entered into an agreement with Terramera to supply microbial leads for development into a broad spectrum crop biopesticide.

Other Considerations

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering convertible notes for up to $150,000.00. The Company is attempting to raise a minimum amount of $75,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by May 6, 2019 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $150,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a first-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement provided by the Company. Purchaser funds will be held in escrow with Prime Trust, LLC until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the closing of this Offering, whichever comes first, using the cancellation mechanism provided by the Intermediary. The Intermediary will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering early if it provides at least five business days' notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment as set forth above, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via electronic certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The minimum amount that a Purchaser may invest in the Offering is $1,000.00.

The Offering is being made through Nvsted, the Intermediary. The compensation being paid to the Intermediary in connection with the Offering is 5.0% of the amount raised.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

At the initial closing of this Offering (if the Minimum Amount is sold), we will have units of membership interests outstanding.

Interest Payment and Amortization Schedule

The principal amount of a single Security or "Note" is $1,000. The Notes will not have any original issue discount. The Securities will pay interest at a rate of 6% per annum.

The Notes will mature on December 31, 2020. The Notes may not be prepaid by the Company.

No interest is to be paid prior to whichever occurs first: maturity of the Notes, change of control of the Company, or a Qualified Financing. "Qualified Financing" means a bona fide arms-length preferred equity financing of the Company yielding gross proceeds (excluding the conversion of the Notes) of at least $1,000,000.00 in the aggregate; provided, however, that the Company and the Majority Holders may approve a lower gross proceeds threshold for the Qualified Financing. "Majority Holders" means the holders of convertible notes of the Company representing a majority of the aggregate unpaid principal balance of all convertible notes of the Company then outstanding (including the Securities and all other convertible notes of the Company whether issued prior to or after this Offering).

The Notes are non-amortizing and the entire principal amount and accrued interest will be due and payable at maturity. Interest will be computed on the basis of a year of 365 days for the actual number of days elapsed from the issuance date. The number of days used to compute the interest will include the first day but exclude the last day during which any principal is outstanding.

Events of Default

In addition to the customary events of default such as the Company's failure to pay principal and/or interest on the Notes, liquidation of the Company and voluntary or involuntary bankruptcy proceedings of the Company, the following are certain additional events of default with regard to the Notes: (a) breach of representations and warranties by the Company to the holders of the Notes (which representations and warranties include assurances that the Company is duly organized to conduct business, has proper authorizations to operate its business, the securities to be issued are valid, and there are no lawsuits pending against the Company), and (b) imposition of judgments exceeding $250,000.00 (legal judgments are counted in the aggregate and only count as an event of default if not covered by an insurance policy).

Covenants

The Notes place no restrictive covenants upon the Company.

Conversion

The Notes automatically will convert into Qualified Financing Securities on the same terms and the same conditions as Qualified Financing Securities are issued and sold to purchasers in such Qualified Financing at the closing of a Qualified Financing occurring on or prior to maturity. "*Qualified Financing Securities*" means the preferred equity securities issued by the Company in a Qualified Financing. The number of Qualified Financing Securities to be issued upon such conversion will equal the quotient obtained by dividing (a) the sum of (i) the outstanding principal balance of the applicable Note, plus (ii) all accrued but unpaid interest evidenced by the applicable Note by (b) the lower of (i) 80% of the lowest purchase price per security of a Qualified Financing Security issued by the Company for cash in the Qualified Financing, or (ii) the Capped Conversion Price. "*Capped Conversion Price*" means $3,000,000 divided by the number of the Company's units of membership interest outstanding on a Fully Diluted Basis immediately prior to the effective time of the conversion (ignoring for this purpose units of membership interest issued upon the conversion of other Notes in connection with the same event enabling the conversion of the applicable Note). "*Fully Diluted Basis*" means the assumption that all securities of the Company that are directly or indirectly convertible or exchangeable for the Company's units of membership interest (other than convertible notes) have been so converted or exchanged and all securities of the Company that are directly or indirectly exercisable for the Company's units of membership interest (other than convertible notes) have been so exercised.

In addition, the Majority Holders may elect to cause the Notes to convert into equity securities of the Company at maturity or in connection with the change of control.

Voting and Control

The Securities have no voting rights until converted into equity securities of the Company. Once converted into equity securities of the Company, the resulting units of membership interest will have full voting rights as set forth in the organizational documents of the Company.

The Company does have a voting agreement in place. However, to induce the Company to issue the Notes in this Offering, holders of Notes are agreeing in advance to assign their voting proxy and power of attorney to a "Designated Lead Investor" who will have made a minimum investment of $10,000 in the Company through this Offering.

The Company does not have any separate unitholder/equity holder agreements in place, other than its operating agreement.

Anti-Dilution Rights

The Securities do not have anti-dilution protections.

Restrictions on Transfer

Any Securities sold pursuant to this Offering may not be transferred by any Investor during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: (1) to the Company, (2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act, (3) as part of an offering registered with the U.S. Securities and Exchange Commission, or (4) to a member of the family of such Investor or the equivalent, to a trust controlled by such Investor, to a trust created for the benefit of a family member of such Investor or the equivalent, or in connection with the death or divorce of such Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

In addition, a Security may not be transferred without the written consent of the Company, except in limited circumstances.

Modification

Any term of a Note may be amended or waived only with (a) the written consent of the Company and the holder of that Note, or (b) the written consent of the Company and the Majority Holders; provided, however, that, in the case of an amendment or waiver approved pursuant to the foregoing clause (b), such amendment or waiver will apply to all Notes. Each Purchaser acknowledges that in the event consent is obtained pursuant to the foregoing clause (b), any term of the Purchaser's Note may be amended or waived with or without the consent of the Purchaser.

Minority Ownership and Corporate Actions

There are certain risks to the Purchasers relating to minority ownership in the Company and risks associated with corporate actions (including additional issuances of securities, repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties). See the section of this Form C entitled "Risk Factors" for more information on such risks.

Other Material Terms

The Company does not have the right to repurchase the Notes.

TAX MATTERS

The Company intends to be classified as a partnership for tax purposes and, as a consequence, the Company's members are responsible for paying taxes on the Company's income, generally in proportion to their ownership of the Company's equity securities.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager or officer of the Company; any person who is the beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons since the beginning of the Company's last fiscal year:

Related Person/Entity	Barry Goldman
Relationship to the Company	Co-founder and Science Advisor; Manager
Total amount of money involved	$15,000.00
Description of the transaction	Purchase of Convertible Note

Related Person/Entity	Anita Matlock
Relationship to the Company	Sister to Barry Goldman
Total amount of money involved	$30,000.00
Description of the transaction	Purchase of Convertible Note

Related Person/Entity	Charlie Walch
Relationship to the Company	Co-founder; CEO; Manager
Total amount of money involved	$75,000.00
Description of the transaction	Purchase of Convertible Note

Related Person/Entity	Glen Schuster
Relationship to the Company	CTO; Manager
Total amount of money involved	$145,000.00
Description of the transaction	Purchase of Convertible Note

Other Transactions

Related Person/Entity	Phil Ruzycki
Relationship to the Company	Husband of co-founder Ann Guggisberg
Total amount of money involved	$0.00
Description of the transaction	Consulting agreement with equity stake granted from the Company

Conflicts of Interest

To the best of our knowledge, the Company has not engaged in any transactions or relationships which may give rise to a conflict of interest with the Company, its operations or its security holders.

BAD ACTOR DISCLOSURE

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Charlie Walch
(Signature)

Charlie Walch
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Glendon Schuster
(Signature)

Glendon Schuster
(Name)

Chief Technology Officer; Manager
(Title)

(Date)

/s/ Barry Goldman
(Signature)

Barry Goldman
(Name)

Science Advisor; Manager
(Title)

(Date)

/s/ Charlie Walch
(Signature)

Charlie Walch
(Name)

Chief Executive Officer; Manager
(Title)

(Date)

EXHIBIT A

Financial Statements

PLUTON BIOSCIENCES, LLC

FINANCIAL STATEMENTS WITH
INDEPENDENT ACCOUNTANT'S REVIEW REPORT

JUNE 30, 2018

TABLE OF CONTENTS

BROWN SMITH WALLACE

THE FIRM FOR GROWTH."

Independent Accountant's Review Report

To the Board of Managers
Pluton Biosciences, LLC
St. Louis, Missouri

We have reviewed the accompanying financial statements of Pluton Biosciences, LLC which comprise the balance sheets as of June 30, 2018 and December 31, 2017, and the related statements of operations and members' equity, and cash flows for the period from inception through December 31, 2017 and six month period ended June 30, 2018 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibilities

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting and whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Brown Smith Wallace, LLP

St. Louis, Missouri
December 20, 2018

PLUTON BIOSCIENCES, LLC

Balance Sheets
June 30, 2018 and December 31, 2017
(See Independent Accountant's Review Report)

	2018		2017
ASSETS			
Current Assets			
Cash and cash equivalents	$ **51,025**	$	40,566
Other receivable	**1,000**		1,000
Prepaid expenses	**16,032**		1,094
Security deposit	**4,194**		3,744
Total Current Assets	**72,251**		46,404
Lab Equipment	**12,539**		12,056
Less: accumulated depreciation	**2,462**		1,147
Lab Equipment, net	**10,077**		10,909
Prepaid Expense, net of current portion	**20,908**		-
Intangible Assets	**4,250**		-
Less: accumulated amortization	**178**		-
Intangible Assets, net	**4,072**		-
TOTAL ASSETS	$ **107,308**	$	57,313

The accompanying notes are an integral part of these financial statements.

PREPARED WITHOUT AUDIT

	2018	2017
LIABILITIES AND MEMBERS' DEFICIT		
Current Liabilities		
Accounts payable	$ **45,233**	$ 7,023
Accrued expenses	**17,808**	5,410
Accrued interest	**12,093**	7,059
Total Current Liabilities	**75,134**	19,492
Accrued expenses, less current portion	**19,550**	-
Convertible notes	**230,000**	150,000
	249,550	150,000
Total Liabilities	**324,684**	169,492
Members' Deficit	**(217,376)**	(112,179)
TOTAL LIABILITIES AND MEMBERS' DEFICIT	$ **107,308**	$ 57,313

PLUTON BIOSCIENCES, LLC

Statements of Operations and Members' Deficit
Six month period ended June 30, 2018 and period from January 17, 2017
(inception) to December 31, 2017
(See Independent Accountant's Review Report)

	2018	2017
Sales	$ -	$ -
Cost of goods sold	-	-
Gross Profit	-	-
Operating expenses	100,163	106,120
Loss from operations	(100,163)	(106,120)
Other expenses		
Interest expense	5,034	7,059
NET LOSS	(105,197)	(113,179)
Members' Deficit, beginning of period	(112,179)	-
Member contributions	-	1,000
Members' Deficit, end of period	$ (217,376)	$ (112,179)

PLUTON BIOSCIENCES, LLC

Statement of Cash Flows

Six month period ended June 30, 2018 and period from January 17, 2017
(inception) to December 31, 2017
(See Independent Accountant's Review Report)

	2018	2017
Cash flows from operating activities:		
Net loss	$ **(105,197)**	$ (113,179)
Adjustment to reconcile net loss to net cash		
used in operating activities:		
Depreciation and amortization expense	**1,493**	1,147
Increase in operating assets:		
Prepaid expenses	**(946)**	(1,094)
Security deposit	**(450)**	(3,744)
Increase (decrease) in operating liabilities:		
Accounts payable	**38,210**	7,023
Accrued expenses	**(2,952)**	5,410
Accrued interest	**5,034**	7,059
Net cash used in operating activities	**(64,808)**	(97,378)
Cash flows from investing activities:		
Purchases of lab equipment	**(483)**	(12,056)
Purchases of intangible assets	**(4,250)**	-
Net cash used in investing activities	**(4,733)**	(12,056)
Cash flows from financing activities:		
Proceeds from issuance of convertible notes	**80,000**	150,000
Net cash provided by financing activities	**80,000**	150,000
NET INCREASE IN CASH		
CASH EQUIVALENTS	**10,459**	40,566

PLUTON BIOSCIENCES, LLC

Cash and cash equivalents, beginning of period		40,566		-
Cash and cash equivalents, end of period	$	51,025	$	40,566

Notes to Financial Statements
June 30, 2018
(See Independent Accountant's Review Report)

Note A - Operations and Summary of Significant Accounting Policies

The following is a summary of the Company's operations and significant accounting policies applied in the preparation of the accompanying financial statements.

Nature of Operations

Pluton Biosciences, LLC (the "Company") uses a platform called Micromining to "mine" microbes from the soil. Through Micromining, Pluton discovers microbial leads for manufacturers of next-generation biosolutions, including biopesticides and antibiotics. Operations began January 17, 2017 and the Company is currently in "pre- revenue" phase. The results of operations in these financial statements are presented for the period from January 17, 2017 (inception) to December 31, 2017 and the six-month period ended June 30, 2018, referred to herein as "periods" ended.

To date, the Company's operations have been funded by primarily through convertible debt. Future funding is expected to be provided by these debt holders and by other accredited investors.

The financial statements of the Company have been prepared using generally accepted accounting principles applicable to a going concern which contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

PLUTON BIOSCIENCES, LLC

In its development stage the Company has experienced losses and negative cash flows from operations since inception. These circumstances indicate substantial doubt as to the ability of the Company to continue as a going concern through December 20, 2019 (within one year from issuance of these financial statements). The Company plans to obtain additional funding in the future in order to finance its business strategy, operations and growth. Failure to obtain this additional funding would be detrimental to the Company. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result from the outcome of these uncertainties.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with a maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents are on deposit with a major domestic financial institution. At times, bank deposits may be in excess of federally insured limits.

Lab Equipment

Lab equipment is stated at cost. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated useful lives on a straight-line basis. Expenditures for maintenance, repairs and minor renewals are charged to expense as incurred. Depreciation expense for the periods ended June 30, 2018 and December 31, 2017 was $1,315 and $1,147, respectively.

Intangible Assets

Definite-lived intangibles are amortized on a straight-line basis over their estimated useful life of 3 years. The Company evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of long lived assets may warrant revision or that the remaining balance of an asset may not be recoverable. The measurement of possible impairment is based on the ability to recover the balance of assets from expected future operating cash flows on an undiscounted basis. In the opinion of management, no impairment existed at June 30, 2018 and December 31, 2017.

PLUTON BIOSCIENCES, LLC

Note A - Operations and Summary of Significant Accounting Policies (Continued)

<u>**Impairment of Long Lived Assets**</u>

The Company evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of long lived assets may warrant revision or that the remaining balance of an asset may not be recoverable. The measurement of possible impairment is based on the ability to recover the balance of assets from expected future operating cash flows on an undiscounted basis. In the opinion of management, no such impairment existed at June 30, 2018 and December 31, 2017.

<u>**Income Taxes**</u>

The Members of the Company have elected to be treated as a Limited Liability Corporation under provisions of the Internal Revenue Code, which provides that, in lieu of federal corporation income taxes, the individual members are taxed on their allocable shares of the Company's taxable income. Therefore, no provision or liability for income taxes is reflected in these financial statements.

The Company has evaluated its tax positions, expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings and believes that no provision for income taxes is necessary, at this time, to cover any uncertain tax positions.

<u>**Use of Estimates**</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

<u>**Subsequent Events**</u>

The Company has evaluated all subsequent events through December 20, 2018, the date the financial statements were available to be issued.

PLUTON BIOSCIENCES, LLC

Note B - Intangible Assets

The gross carrying amount and accumulated amortization by major intangible asset category as of June 30, 2018 are summarized as follows:

	Estimated Useful Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Website design	3 yrs	$ 4,250	$ 179	$ 4,071

Amortization expense for the periods ended June 30, 2018 and December 31, 2017 was $178 and $0, respectively.

Based on the intangible assets as of June 30, 2018, future amortization expense is projected to be:

Years Ending June 30,	Amounts
2019	$ 1,417
2020	1,417
2021	1,237

PLUTON BIOSCIENCES, LLC

Note C - Convertible Notes

During 2017, the Company issued convertible notes for a principal amount of $150,000. The notes bear interest at a fixed rate of 6% per annum, and all accrued interest and principal amounts are scheduled to mature on December 31, 2020, unless there is a change of control event that occurs prior to this date.

During 2018, the Company issued convertible notes for a principal amount of $80,000. The notes bear interest at a fixed rate of 6% per annum, and all accrued interest and principal amounts are scheduled to mature on December 31, 2020, unless there is a change of control event that occurs prior to this date.

Interest expense accrued and unpaid, for the periods ended June 30, 2018 and December 31, 2017 was $5,034 and $7,059, respectively.

Automatic Conversion Feature:

The outstanding principal and all accrued but unpaid interest will automatically convert into Qualified Financing Securities should a Qualified Financing event occur. For this to occur, the Qualified Financing event proceeds must exceed $1,000,000, or, if approved by the Majority Holders, such lower proceeds. The number of Qualified Financing Securities issued will equal the quotient obtained by dividing (a) the sum of the outstanding principal and accrued but unpaid interest of the note by (b) the lower of

(1) 80% of the lowest purchase price per security of a Qualified Financing Security issued by the Company for cash, or (ii) the Capped Conversion Price, meaning

$3,000,0000 divided by the number of the Company's units of membership interest outstanding on a fully diluted basis, immediately prior to the effective time of the conversion.

PLUTON BIOSCIENCES, LLC

Note C - Convertible Notes (Continued)

Voluntary Conversion in Change of Control:

In connection with a Change of Control that does not constitute a Qualified Financing, the Majority Holders have the right to cause all of the accrued but unpaid interest and principal on the Notes to be converted into the Company's then most senior class of equity securities in liquidation. The number of Senior Securities issued upon conversion will be equal to the quotient obtained by dividing the (a) the sum of the outstanding principal and accrued but unpaid interest of the note by (b) the Capped Conversion Price.

Voluntary Conversion on Repayment Date:

On the repayment date, the Majority Holders have the right to cause all accrued but unpaid interest and principal on the notes to be converted into Senior Securities. The number of Senior Securities issued upon conversion will be equal to the quotient obtained by dividing the (a) the sum of the outstanding principal and accrued but unpaid interest of the note by (b) the Capped Conversion Price.

Convertible notes are scheduled to mature as follows:

Years ending June 30,	Amount
2018	$ -
2019	-
2020	-
2021	230,000
	$ 230,000

PLUTON BIOSCIENCES, LLC

Note D - Supplemental Cash Flow Information

The Company has a long-term payment arrangement for certain prepaid expenses totaling $34,900. At inception, the Company made a down payment of $2,850 with remaining payments due in quarterly installments of $3,550. The noncurrent portion of this obligation is included in noncurrent accrued expenses on the accompanying balance sheets.

Note E - Members' Equity

The operating agreement provides for units of membership designated as Class A Common Units ("Class A") and Class B Common Units ("Class B"). Class A units have voting rights whereas Class B do not.

As of June 30, 2018, a total of 1,040,816 Class A units and 0 Class B units were issued and outstanding.

Note E - Members' Equity (Continued)

The Company has issued Class B unit option grants to 3 members of its Advisory Board in consideration for their services. The total number of shares available to each is 0.5% of the Company's outstanding units of membership interested, determined on a fully-diluted basis. The option is only exercisable after a Series A financing transaction in excess of $1,000,000 of proceeds and the exercise price is equal to the current valuation. Options vest quarterly over a 4-year period but will terminate upon termination of service on the board. Total number of shares under these agreements is estimated to be 22,500 and were valued at $0. The Company has set aside a total of 150,000 Class B units for its use to distribute under its Equity Incentive Plan.

As of June 30, 2018 and December 31, 2017, Member's Equity consisted of:

	2018	2017
Class A Units	$ 1,000	$ 1,000
Class B Units	-	-
Accumulated Deficit	(218,376)	(113,179)
	$ (217,376)	$ (112,179)

Note F - Subsequent Events

From September 5, 2018 through November 30, 2018, the Company obtained additional financing totaling $145,000 through the execution of convertible notes at terms and maturities consistent with those disclosed in Note C.